UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2013

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated interim financial statements as of and for the six month period ended June 30, 2013 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

2

these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: September 5, 2013

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of financial position

Assets	Note	As of June 30, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current assets
Cash and cash equivalents		115,347,382	237,720,805
Other financial assets, current	5	55,473,454	68,166,868
Other non-financial assets, current		14,950,982	9,991,791
Trade receivables and other receivables	6	1,011,876,571	1,060,332,866
Receivables from related entities, current		1,108,072	323,624
Inventory	8	985,778,387	914,605,342
Current tax assets		20,597,050	31,269,885

Total current assets		2,205,131,898	2,322,411,181

Non-current assets
Other financial assets, non-current	5	43,217,417	41,007,224
Other non-financial assets, non-current		40,115,859	38,279,382
Trade receivable and other receivables, non-current	6	147,093,451	142,306,161
Equity method investment		43,177,560	42,260,401
Intangible assets other than goodwill	9	541,880,127	544,898,948
Goodwill	9	1,664,556,033	1,718,392,776
Property, plant and equipment	10	3,142,063,312	3,135,745,410
Investment property	11	1,488,200,378	1,471,343,789
Non-current tax assente		18,210,869	4,825,534
Deferred income tax assets		284,187,337	260,101,987

Total non-current assets		7,412,702,343	7,399,162,062

Total assets		9,617,834,241	9,721,573,243

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of financial position

Net equity and liabilities	Note	As of June 30, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	12	619,501,179	1,179,131,616
Trade payables and other payables		1,715,362,457	1,903,581,577
Payables to related entities, current		1,315,895	974,469
Provisions and other liabilities	13	41,723,391	22,623,763
Current income tax liabilities		42,003,221	46,798,474
Current provision for employee benefits		82,890,326	78,799,860
Other non-financial liabilities, current		27,322,941	84,316,560

Total current liabilities		2,530,119,410	3,316,226,319

Non-current liabilities
Other financial liabilities,	12	2,288,913,688	2,359,500,539
Trade accounts payables		6,457,139	7,410,802
Provisions and other liabilities	13	117,187,297	111,321,038
Deferred income tax liabilities		458,517,534	443,993,502
Income tax liabilities, non current		334,006	345,094
Other non-financial liabilities, non-current		68,974,726	70,564,205

Total non-current liabilities		2,940,384,390	2,993,135,180

Total liabilities		5,470,503,800	6,309,361,499

Net equity
Paid-in capital	14	2,321,380,936	1,551,811,762
Retained earnings		1,890,178,894	1,866,745,697
Issuance premium		526,633,344	477,341,095
Other reserves		(592,354,163)	(484,364,409)

Net equity attributable to controlling shareholders		4,145,839,011	3,411,534,145

Non-controlling interest		1,491,430	677,599

Total net equity		4,147,330,441	3,412,211,744

Total net equity and liabilities		9,617,834,241	9,721,573,243

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of income by function

		For the month period ended June 30,
Statement of integral income	Note	01/01/13- 30/06/13	01/01/12- 30/06/12
		ThCh$	ThCh$
Revenues from ordinary activities	16	4,976,446,635	4,366,693,425
Cost of sales	15	(3,571,301,397)	(3,139,475,073)

Gross margin		1,405,145,238	1,227,218,352

Other income by function	15	23,883,023	41,921,343
Distribution cost	15	(11,509,291)	(9,562,131)
Administrative expenses	15	(1,093,828,644)	(925,226,314)
Other expenses by function	15	(100,199,456)	(75,789,479)
Other gain (losses), net	15	6,055,685	(8,511,327)
Gain (losses) operational activities		229,546,555	250,050,444
Financial income	15	3,811,056	4,688,276
Financial expenses	15	(127,340,918)	(98,013,870)
(Losses) from indexation	15	(3,644,078)	(14,028,631)
Exchange differences	15	(30,202,871)	(2,606,567)
Participation in profit or loss of equity method associates		2.769.327	2.239.958

Profit before tax		74,939,071	142,329,610
Income tax charge		(46,287,995)	(48,751,871)

Profit from ongoing operations		28,651,076	93,577,739

Profit attributable to controlling shareholders		28,039,098	90,582,387
Profit attributable to non–controlling shareholders		611,978	2,995,352

Net income		28,651,076	93,577,739

Earnings per share
Basic earnings per share		10.5	40.0
Diluted earnings per share		10.5	39.6

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of comprehensive income by function

	For the month period ended June 30,
	01/01/13- 30/06/13	01/01/12- 30/06/12
	ThCh$	ThCh$
Net income	28,651,076	93,577,739
Other comprehensive income and expenses debited or credited in equity
Foreign currency translation adjustments	(107,775,240)	(132,483,627)
Cash flow hedge	(3,275,824)	4,417,512
Income tax related to cash flow hedge presented in other comprehensive income	655,165	(750,977)

Total other comprehensive income and expense	(110,395,899)	(128,817,092)

Total comprehensive income and expense	(81,744,823)	(35,239,353)

Comprehensive income and expense attributable to controlling shareholders	(82,558,654)	(38,568,307)
Non-controlling shareholders	813,831	3,328,954

Total comprehensive income and expense	(81,744,823)	(35,239,353,)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of changes in net equity For the six-months period ended June 30, 2013

Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Reserves based payments	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(462,497,572)	23,315,468	6.892.685	(52,074,990)	(484,364,409)	1,866,745,697	3,411,534,145	677,599	3,412,211,744

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—	28,039,098	28,039,098	611,978	28,651,076
Other comprehensive income	—	—	(107,977,093)	(2,620,659)	—	—	(110,597,752)	—	(110,597,752)	201,853	(110,395,899)

Total Comprehensive income	—	—	(107,977,093)	(2,620,659)	—	—	(110,597,752)	28,039,098	(82,558,654)	813,831	(81,744,823)

Share issuance	769,569,174	49,292,249	—	—	—	—	—	—	818,861,423	—	818,861,423

Dividends	—	—	—	—	—	—	—	(4,605,901)	(4,605,901)	—	(4,605,901)
Stock option					—	—	—	—	—	—	—
Decrease due to changes in ownership interest without a loss	—	—	—	—	2,607,998	—	2,607,998		2,607,998	—	2,607,998

Total transactions with of control owners	769,569,174	49,292,249	—	—	2,607,998	—	2,607,998	(4,605,901)	816,863,520	—	817,088,636

Total Changes in equity	769,569,174	49,292,249	(107,977,093)	(2,620,659)	2,607,998	—	(107,989,754)	23,433,197	734,304,866	813,831	735,118,697

Ending balance, as of June 30, 2013	2,321,380,936	526,633,344	(570,474,665)	20,694,809	(9,500,683)	(52,074,990)	(592,354,163)	1,890,178,894	4,145,839,011	1,491,430	4,147,330,441

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of changes in net equity

For the year ended December 31, 2012

Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Reserves based payments	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2013	927,804,431	477,341,095	(233,050,928)	9,825,606	4,595,125	15,907,719	(202,722,478)	1,673,809,533	2,876,232,581	85,751,213	2,963,983,794

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—	90,582,387	90,582,387	2,995,352	93,577,739
Other comprehensive income	—	—	(132,817,229)	3,666,535	—	—	(129,150,694)		(129.150,694)	332,602	(129,150,694)

Total Comprehensive income	—	—	(132,817,229)	3,666,535)	—	—	(129,150,694)	90,582,387	(38,568,307)	3,328,954	(35,572,955)

Share issuance	328,213,255	(97,187,340)	—	—	—	—			231,025,915		231,025,915
Dividends	—	—	—	—	1,148,782	94,208,004	95,356,786	(22,553,716)	(22,553,716)		(22,553,716)
Stock option								(1,078,874)	94,277,912		94,277,912
Decrease due to changes in ownership interest without a loss	—	—	—	—	—	(160,974,000)	(160,974,000)	—	(160,974,000)	(90,198,198)	(250,838,596)

Total transactions with of control owners	328,213,255	(97,187,340)	—	—	1,148,782	(66,765,996)	(194,767,908)	66,949,797	103,207,804	(86,869,244)	16,338,560

Total Changes in equity	328,213,255	(97,187,340)	(132,817,229)	3,666,535	1,148,782	(66,765,996)	(194,767,908)	66,949,797	103,207,804	(86,869,244)	16,338,560

Ending balance, as of June 30, 2012	1,256,017,686	380,153,755	(365,868,157)	13,492,141	5,743,907	(50,858,277)	(397,490,386)	1,740,759,330	2,979,440,385	881,969	2,980,322,354

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of cash flows

	For the month period ended June 30,
	2013	2012
	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods & provision of services	6,024,461,955	5,271,734,041
Proceeds from royalties, installments, commissions and other ordinary activities	7,839,168	506,077
Receipts from premiums and claimas, annuities and other Policy benefits underwritten	524	—
Other operating activity revenue	6,315,284	7,219,120
Types of payments
Payments to suppliers for supply of goods & services	(5,042,547,001)	(4,280,761,716)
Payments to and on behalf of personnel	(517,759,198)	(552,261,031)
Other operating payments	(362,815,679)	(265,513,366)
Net cash flow from operating	115,495,053	180,923,125

Interest paid	(532,737)	(1,242,079)
Interest received	1,482,804	971,873
Taxes paid	(41,811,328)	(48,855,445)
Other cash inflows	1,460,460	12,202,745

Net cash flow from operating activities	76,094,252	144,000,219

Cash flows from (used in) investment activities
Acquisition of subsidiaries	—	(362,082,746)
Proceeds from sales of property, plant & equipment	2,627,762	14,237,766
Purchases of property, plant & equipment	(192,068,834)	(321,553,047)
Purchases of intangible assets	(10,234,268)	(6,024,954)
Dividends received	1,219,696	905,553
Interest received	1,820,035	1.078,962
Other financial assents-mutual funs	12,695,524	(5,578,286)

Net cash flow (used in) investment activities	(183,940,085)	(679,016,752)

Cash flows from (used in) financing activities
Acquisition of non-controlling interests	—	—
Proceeds from paid in capital	818,871,267	240,005,943
Proceeds from borrowing at long–term	58,789,582	1,188,530,539
Proceeds from borrowing at short–term	2,529,287,129	502,818,482

Total loan proceeds from borrowing	2,588,076,711	1,691,349,021
Repayments of borrowing	(3,276,243,959)	(1,303,975,764)
Dividends paid	(58,269,234)	(53,259,383)
Interest paid	(88,342,812)	(78,371,135)
Other cash outflows	280,116	—

Net cash flow from financing activities	(15,627,911)	495,748,682

Net decrease in cash and cash equivalents before the effect of variations	(123,473,744)	(39,267,851)
Effects of variations in the exchange rate on cash and cash equivalents	1,100,321	(1,339,401)

Net increase in cash and cash equivalents	(122,373,423)	(40,607,252)
Cash and cash equivalents at the beginning of the year	237,720,805	145,315,474

Cash and cash equivalents at the end of the period	115,347,382	104,708,222

Cencosud S.A. and subsidiaries

Notes to the unaudited interim condensed consolidated financial statements

Note 1—General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile. The Company holds registry number 743 in the Securities Registrance of the Superintendence of Securities and Insurance and its shares are traded in the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile.

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 4,976,446,635 for the period of six months ended June 30, 2013.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services. The Company serves to the retail consumption needs of over 180 million customers.

Additionally, the Company operates other lines of business that complement its main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

Major shareholders as of June 30, 2013	Shares	Interest

Inversiones Quinchamali Limitada	581,754,802	20.566%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco Santander—JP Morgan	122,257,991	4.322%
Banco Itaú third-party accounts	115,333,781	4.077%
Banco de Chile third-party accounts	114,696,904	4.055%
Paulmann Kemna Horst	70,336,573	2.487%
Fondo de Pendiones Provida C	55,096,277	1.948%
Fondo de Pensiones Habitat C	49,263,159	1.742%
BanChile Corredores de Bolsa S.A.	39,753,529	1.405%
Fondo de Pensiones Habitat B	38,782,689	1.371%
Fondo de Pensiones Capital C	35,037,716	1.239%
Other Shareholders	597,707,531	21.130%

Total	2,828,723,963	100.00%

The Cencosud Group is controlled by the Paulmann family (60.313% ownership interest).

Interest of Paulmann family as of June 30, 2013	Interest
%
Inversiones Quinchamalí Limitada	20.566
Inversiones Latadía Limitada	19.473
Inversiones Tano Limitada	16.187
Paulmann Kemna Horst	2.487
Manfred Paulmann Koepfer	0.492
Peter Paulmann Koepfer	0.498
Heike Paulmann Koepfer	0.492
Helga Koepfer Schoebitz	0.115
Inversiones Alpa Limitada	0.006

Total	60.313

This condensed consolidated interim financial information was approved for issue on August 30, 2013.

This condensed consolidated interim financial information is unaudited.

Note 2—Summary of the main accounting policies

2.1 Basis of preparation

This condensed consolidated interim financial information for the six months ended June 30, 2013 and December 31, 2012 has been prepared in accordance with IAS 34, “Interim financial reporting.” The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Regarding the bussines combination with Carrefour, as of June 30, 2013 the company is still in the measurement period, so has retrospectively adjusted the provisional amounts recognized at the acquisition date to December 31, 2012. (See Note 9).

2.2 New and amended standards and interpretations

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2013, that would have a material impact on the group.

The new standards, interpretations and amendments that have been issued but are not in force for the 2013 period and for which early adoption has not been exercised, will not have material impact on the financial statements of the Company.

2.3 Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income before tax.

Note 3—Risk management policies

The Company’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2012.

On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, Cencosud S.A. and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. The accounting effects of this decision are recognized in equity under “other reserves.”

There have been no changes in the risk management policies and procedures since year end.

3.1 Valuation methodology (initially and subsequently)

Financial instruments that have been accounted for at fair value in the statement of financial position as of June 30, 2013 and December 31, 2012 have been measured using the methodologies set forth in IAS 39. Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the six following levels:

Level I: Quoted values or prices in active markets for directly observable and identical assets and liabilities.

Level II: Inputs from valuation sources other than those derived from quoted values from Level I, but observable in the market for assets and liabilities, either directly (prices) or indirectly (obtained from prices).

Level III: Inputs for assets or liabilities that are not based on observable market data.

Currently, the valuation process involves internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, classified under each level, compared to their total value.

As of June 30, 2013

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	6	43,154,288	100
	Derivatives	Derivatives at fair value with changes in results	6	38,579	100
		Call option (call)
	Other financial Instrument	Shares	6	181,534	100
		Highly liquid financial instruments	6	12,280,587				100

Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	43,124,375				100
		Bank balances	5	67,597,574				100
		Short-term deposits	5	4,625,433				100
	Receivables	Credit card and trade receivables, net	8	1,158,970,022				100
	Receivables from related entities	Receivables from related entities, current	9	1,108,072				100
	Tax assets	Tax assets, current	16	20,597,050				100
Financial liabilities and payables	Bank loans	Current	17	338,621,050				100
		Non-Current	17	499,458,351				100
	Bonds payable	Current	17	76,921,848				100
		Non-Current	17	1,646,427,073				100
	Other loans (lease)	Current	17	5,653,778				100
		Non-Current		22,071,892				100
	Deposits and savings Accounts	Current		142,824,496				100
		Non-Current	17	61,370,169				100
	Debt purchase Bretas	Current	17	26,551,525				100
		Non-Current	17	49,579,957
	Letters of credit	Non-Current	17	9,710,050				100
	Deposit and other	Current	17	26,243,731
	Demand
	Deposits	Current	17
	Trade payables	Current	18	1,532,577,987				100
		Non-Current	18	6,457,139				100
	Withholding taxes	Current	18	182,406,297				100
	Lease liabilities	Current	18
	Other payables	Current	18	378,173				100
	Payables to related entities	Current	18	1,315,895				100
	Tax liabilities	Current	9	42,003,221	100
		Non-Current
	Payables	Payables	16
	Other financial liabilities	Cross currency swaps	17
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	(23,154,783)	100
		Fair value hedging liabilities	17	26,135,730	100
		Cash flow hedging assets	6	30,772,892	100
		Fair values hedging assets	6	12,262,991	100

December 2012

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	6	65,183,729	100
	Derivatives	Derivatives at fair value with changes in results	6	2,946,670		100
		Call option (call)
	Other financial Instrument	Shares	6	36,469	100

		Highly liquid financial instruments	6	852,289	100

Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	53,106,390				100
		Bank balances	5	164,801,594				100
		Short-term deposits	5	19,812,821				100
	Receivables	Credit card and trade receivables, net	8	1,202,639,027				100
	Receivables from related entities	Receivables from related entities, current	9	323,624				100
	Tax assets	Tax assets, current	16	31,269,885				100
Financial liabilities and payables	Bank loans	Current	17	954,868,162				100
		Non-Current	17	531,859,027				100
	Bonds payable	Current	17	25,513,254				100
		Non-Current	17	1,663,382,237				100
	Other loans (lease)	Current	17	5,453,350				100
		Non-Current		25,683,325				100
	Deposits and savings Accounts	Current		126,858,783				100
		Non-Current	17	46,883,852				100
	Debt purchase Bretas	Non-Current	17	27,452,688				100
	Letters of credit	Non-Current	17	71,907,667				100
	Deposit and other
	Demand
	Deposits	Current	17
	Trade payables	Current	17	10,209,850				100
		Non-Current	17	29,115,522				100
	Withholding taxes	Current	18	1,705,958,725				100
	Lease liabilities	Current	18	7,410,802				100
	Other payables	Current	18	197,295,354				100
	Payables to related entities	Current	18	327,498				100
	Tax liabilities	Current	9	974,469				100
	Payables	Payables	16	46,798,474				100
	Other financial liabilities	Cross currency swaps	17	7,624,595		100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	7,518,990		100
		Fair value hedging liabilities	17	4,300,853		100
		Cash flow hedging assets	6	23,735,101		100
		Fair values hedging assets	6	16,419,834		100

Instruments classified as Level II consist mainly of interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market. Instruments classified as Level III consist mainly of options contracts and financial derivatives. The fair value of these instruments has been determined using the net present value of discounted cash flows from the underlying asset and an analysis of market comparables.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

3.2 Reclassifications

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

Note 4—Estimates, judgement or criteria applied by management

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant processes employed made by management in applying the group’s accounting policies and the key sources of uncertainty with regard to estimation were the same as those that applied to the consolidated financial statements for the perioded ended June 30, 2013, with the exception of changes in estimates that are required in determining the provision for income taxes.

Note 5—Other financial assets, current and non current

The composition of this item as of June 30, 2013 and December 31, 2012 is as follows:

Other financial assets, current	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Shares	38,579	36,469
Mutual Funds Shares (*)	43,154,288	65,183,729
Derivatives at fair value through profit and loss	—	2,946,670
Highly liquid financial instruments	12,280,587	—

Total other financial assets, current	55,473,454	68,166,868

Other financial assets, non-current	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Derivatives at fair value through profit and loss	—	—
Hedging derivatives	43,035,883	40,154,935
Financial investments Long term	181,534	852,289
Total other financial assets, non-current	43,217,417	41,007,224

(*)	Mutual Funds shares are mainly fixed rate investments.

Note 6—Trade receivables and other receivables

Trade receivables and other receivables as of June 30, 2013 and December 31, 2012 are as follows:

Trade receivables and other receivables, net, current	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Trade receivables net, current	162,991,922	177,242,282
Credit card receivables net, current	490,150,016	515,978,920
Other receivables, net, current	311,476,230	323,577,322
Letters of credit loans	589,512	640,892
Consumer installment credit (Banco Paris)	46,668,891	42,893,450

Total	1,011,876,571	1,060,332,866

Trade receivables and other receivables, net, non-current	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Trade receivables net, non current	213,914	219,025
Credit card receivables net, non current	51,585,982	50,229,846
Other receivables, net, non current	12,860,467	13,767,953
Letters of credit loans	11,473,435	11,936,654
Consumer installment credit (Banco Paris)	70,959,653	66,152,683

Total	147,093,451	142,306,161

Trade receivables and other receivables close to maturity	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Past due less than six months	673,681,264	765,569,835
Past due between six and six months	90,569,741	78,732,326
Past due between six and twelve months	118,232,347	136,763,286
Past due in more than twelve months	147,093,451	142,306,161

Total	1,029,576,803	1,123,371,608

The maturity of past due trade receivables as of June 30, 2013 and December 31, 2012 is as follows:

Trade receivables past due but not impaired	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Past due in less than six months	161,686,934	119,132,649
Past due between six and six months	37,655,231	31,800,108
Past due between six and twelve months	10,091,728	10,058,406
Past due in more than twelve months	18,090,411	10,180,034

Total	227,524,304	171,171,197

The roll-forward of the bad debt allowance is as follows:

Change in bad debt allowance	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Initial balance	91,903,778	99,647,573
Increase in reserve	59,328,185	123,866,930
Increase for business combination	—	2,172,569
Reserve uses	(42,405,387)	(94,865,255)
Decreases in reserve	(10,695,491)	(38,918,039)

Total	98,131,085	91,903,778

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Company does not request collateral as a guarantee.

“On June 17, 2013 Itaú Unibanco Holding SA and Cencosud SA, signed a Memorandum of Understanding (hereinafter “MOU”) to jointly develop retail finance business in Chile and in Argentina (hereinafter jurisdictions). The MoU provides for an exclusivity period of ninety days, renewable for an equal period, to the negotiation of definitive agreements. This process includes the due diligence of the business in order to finalize with the main commercial terms of the definitive agreements, as follows: i) within the association for 15 years, renewable by agreement of the parties, ii) legal structure of association in which the local branch of Utau Unibanco Holding SA will hold 51% and a local subsidiary of Cencosud SA will own the remaining 49% iii) payment to Cencosud SA, for both jurisdictions (Chile and Argentina), for a price of approximately US$ 307 million (subject to certain adjustments) and the funding of the actual and future account receivable portfolio from Itaú Unibanco Holding SA or any subsidiary limited by the local regulations permits. Currently, the loan portfolios or account receivables of both jurisdictions are approximately a total of 1,300 million dollars. The realization of the transaction is subject to regulatory approval from Chile, and Argentina and Brazil respectively.”

Note 7—Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in Articles 44 and 49 of Law N° 18,046 that regulates Chilean Corporations and are not material in the period.

7.1 Board of Directors and key management of the Company

The Board of Directors as of June 30, 2013 is comprised of the following people:

Board of Directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Richard Buchi Buc	Director	Civil Engineer
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura	Director	Engineer

Key management of the Company as of June 30, 2013 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Pablo Castillo	Supermarket Managing Director	Commercial Engineer
Carlos Wulf	Home Improvement Stores Managing Director	Naval Engineer
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Department Stores Managing Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Pietro Illuminati	Procurement Director	Industrial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Stepan Krause	Real Estate and Projects Managing Director	Civil Engineer
Rodrigo Larraín	Shopping Centers Managing Director	Industrial Engineer

7.2 Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 26, 2013, set the following amounts for the 2013 period:

•	Fees paid for attending Board sessions: payment of UF 300 each month for those holding the position of Director of the Board and twice this amount for the President and Vice-president of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 100 for each session they attend.

The details of the amount paid to Directors for the six-month periods ended June 30, 2013, and June 30, 2012, is as follows:

		For the period ended June 30,
Name	Role	2013	2012
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	64,012	49,644
Heike Paulmann Koepfer	Director	32,006	33,033
Peter Paulmann Koepfer	Director	32,006	24,822
Cristián Eyzaguirre Johnston	Director	38,131	33,031
Roberto Oscar Philipps	Director	42,705	24,822
Sven von Appen Behmann	Director	18,283	24,822
Erasmo Wong Lu Vega	Director	32,006	24,822
David Gallagher Patrickson	Director	42,705	33,033
Julio Moura Neto	Director	18,283	37,411
Richard Buchi Buc	Director	18,297	—

Total		338,434	285,440

7.3 Compensation paid to senior management

	For the period ended June 30,
Key management compensation	2013	2012
	ThCh$	ThCh$
Salary and other short term employee benefits	3,087,653	2,335,000
Share-based payments	676.895	190,948

Total	3,764,548	2,525,948

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the Company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

NOTE 8—Inventory

The composition of this item as of December 31, 2012 and June 30, 2013 is as follows:

Inventory category	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Raw materials	5,706,358	5,591,904
Goods	1,045,780,166	977,288,904
Finished goods	536,742	284,640
Provisions	(66,244,879)	(68,560,106)

Total	985,778,387	914,605,342

The composition of inventories by business as of June 30, 2013 and December 31, 2012 is as follows:

	As of June 30, 2013
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	1,829,081	3,877,277	—	5,706,358
Goods	158,195,009	613,147,941	208,192,337	979,535,287
Finished goods	48,753	487,989	—	536,742

Total	160,072,843	617,513,207	208,192,337	985,778,387

	As of December 31, 2012
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	2,498,464	3,093,440	—	5,591,904
Goods	138,647,647	574,647,175	195,433,976	908,728,798
Finished goods	24,893	259,747	—	284,640

Total	141,171,004	578,000,362	195,433,976	914,605,342

The Company periodically appraises its inventory at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower of the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories at June 30, 2013 and December 31, 2012 to its fair value less selling costs is as follows:

	Inventories at net realizable as of
Inventories al net realizable	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Inventory	38,989,388	43,659,617

Total	38,989,388	43,659,617

Note 9—Intangible assets

9.1 Intangibles assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of June 30, 2013 and December 31, 2012 is as follows:

	As of
Intangibles assets other than goodwill, net	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets, net	73,283,672	72,279,970
Indefinite life intangible assets, net	468,596,455	472,618,978

Intangible assets, net	541,880,127	544,898,948

Patents, Trademarks and other rights, net	468,596,455	472,618,978
Software (IT)	41,135,808	38,509,174
Other identifiable intangible assets, net	32,147,864	33,770,796

Identifiable intangible assets, net	541,880,127	544,898,948

Intangibles assets other than goodwill, gross	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets, gross	139,110,883	130,933,059
Indefinite life intangible assets, gross	468,596,455	472,618,978

Intangible assets, gross	607,707,338	603,552,037

Patents, trade marks and other rights, gross	468,596,455	472,618,978
Software (IT)	93,244,931	84,572,559
Other identifiable intangible assets, gross	45,865,952	46,360,500

Identifiable intangible assets, gross	607,707,338	603,552,037

Accumulated amortization and value impairment	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets	(65,827,211)	(58,653,089)
Indefinite life intangible assets	—	—

Intangible assets, gross	(65,827,211)	(58,653,089)

Software (IT)	(52,109,123)	(46,063,385)
Other identifiable intangible assets	(13,718,088)	(12,589,704)

Accumulated amortization and value impairment	(65,827,211)	(58,653,089)

Other identifiable intangible assets mainly correspond to customer’s database.

Regardings the treatment of intangibles with an indefinite life, the recoverable amount is estimated annually at each closing or more frequently if events or changes in circumstances indicate a potential impairment.

The detail of the useful lives of intangible assets as of June, 2013 and December 31, 2012 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Software products development costs	1	7
Patents, trademarks and other rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable intangible assets	1	5

The details of the amounts of identifiable intangible assets that are individually significant as of June 30, 2013 is as follows:

Individually significant identifiable Intangible assets	Book Value 2013	Book Value 2012	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	326,363,010	326,363,010	Indefinite	Chile	Department stores
Wong Brand	15,501,628	29,428,696	Indefinite	Peru	Supermarkets
Metro Brand	171,584	64,208,062	Defined	Peru	Supermarkets
Bretas Brand	29,430,309	19,610,780	Indefinite	Brazil	Supermarkets
Perini Brand	64,211,582	878,098	Indefinite	Brazil	Supermarkets
Pierre Cardin License	19,067,504	171,584	Indefinite	Chile	Department stores
Johnson’s Brand	853,772	15,501,628	Indefinite	Chile	Department stores
Prezunic Brand	12,997,066	13,364,741	Indefinite	Brazil	Supermarkets

Total	468,596,455	469,526,599

The factors for considering the brands with indefinite useful lives over time are the following:

•	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The Company intends to maintain these brandsand consolidate them further in the long term.

•	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to obsolescence from technological or other causes.

9.2 Goodwill

ID (Unique tax number)	Company	Country	December 31, 2012	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	June 30, 2013
			ThCh$	ThCh$	ThCh$	ThCh$
–	Constructora Reineta S.A.	Argentina	206,973	—	(7,499)	199,474
–	Blaisten S.A.	Argentina	4,336,164	—	(70,544)	4,265,620
–	E Wong S.A.	Peru	2,795,420	—	(84,836)	2,710,584
–	Metro Inmobiliaria S.A.	Peru	1,531,285	—	(46,471)	1,484,814
–	Mercantil Pizarro	Peru	2,988,959	—	(90,709)	2,898,250
–	Supermercados El Centro	Peru	3,834,782	—	(116,378)	3,718,404
–	Inmobiliaria Los Alamos S.A.C.	Peru	220,246	—	(6,684)	213,562
–	GSW S.A.	Peru	237,707,921	—	(7,213,990)	230,493,931
–	Gbarbosa Holding LLC	Brazil	157,044,081	—	(5,049,334)	151,994,747
–	Mercantil Rodríguez Comercial Ltda.	Brazil	7,915,356	—	(254,324)	7,661,032
–	Super Família Comercial de Alimentos Ltda.	Brazil	10,270,117	—	(329,982)	9,940,135
–	Perini Comercial de Alimentos Ltda.	Brazil	5,954,883	—	(191,333)	5,763,550
–	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	245,685,946	—	(7,893,986)	237,791,960
–	Prezunic Comercial Ltda.	Brazil	159,460,663	—	(5,123,600)	154,337,063
–	Grandes Superficies de Colombia S.A.	Colombia	632,061,102	—	(27,357,073)	604,704,029
76.193.360-4	Umbrale S.A.	Chile	1,442,588	—	—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780	—	—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758	—	—	5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682	—	—	809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210	—	—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073	—	—	120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496	—	—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207	—	—	45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034	—	—	18,179,034
96.671.750-5	Easy S.A.	Chile	224,445	—	—	224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013	—	—	1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592	—	—	11,530,592

Total			1,718,392,776	—	(53,836,743)	1,664,556,033

ID (Unique tax number)	Company	Country	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2012
			ThCh$	ThCh$	ThCh$	ThCh$
–	Constructora Reineta S.A.	Argentina	255,783		(48,810)	206,973
–	Blaisten S.A.	Argentina	5,358,698		(1,022,534)	4,336,164
–	E Wong S.A.	Peru	2,871,490		(76,070)	2,795,420
–	Metro Inmobiliaria S.A.	Peru	1,572,955		(41,670)	1,531,285
–	Mercantil Pizarro	Peru	3,070,295		(81,336)	2,988,959
–	Supermercados El Centro	Peru	3,939,136		(104,354)	3,834,782
–	Inmobiliaria Los Alamos S.A.C.	Peru	226,239		(5,993)	220,246
–	GSW S.A.	Peru	244,176,508		(6,468,587)	237,707,921
–	Gbarbosa Holding LLC	Brazil	186,076,300		(29,032,219)	157,044,081
–	Mercantil Rodríguez Comercial Ltda.	Brazil	9,372,242		(1,456,886)	7,915,356
–	Super Família Comercial de Alimentos Ltda.	Brazil	12,160,417		(1,890,300)	10,270,117
–	Perini Comercial de Alimentos Ltda.	Brazil	7,050,928		(1,096,045)	5,954,883
–	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	290,799,233		(45,113,287)	245,685,946
–	Prezunic Comercial Ltda.	Brazil	—	188,220,315	(28,759,652)	159,460,663
–	Grandes Superficies de Colombia S.A.	Colombia	—	604,704,029	27,357,073	632,061,102
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592

Total			1,013,309,102	792,924,344	(87,840,670)	1,718,392,776

Goodwill is allocated to each store or group of stores, as appropriate, in each country and business segment (cash generating units). The following table details goodwill by business segment and country as of June 30, 2013 and December 31, 2012:

	As of,
Goodwill per segment and country	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	199,474	206,973
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brasil	567,488,487	586,331,046
Supermarkets—Perú	241,519,545	249,078,613
Supermarkets—Colombia	604,704,029	632,061,102
Home Improvement—Argentina	4,265,620	4,336,164
Home Improvement—Chile	1,227,458	1,227,458
Department Stores—Chile	138,159,463	138,159,463

Total	1,664,556,033	1,718,392,776

The basis of the amount recoverable from the cash generating units is the value in use, which is determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of capital in line with the business of each country.

The financial projections for determining the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each cash generating unit and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate between 0% and 3%, and nil after the fifth year of the projection; and the degree of maturity of each of the investments is taken into account. The most sensitive variables in these projections are the discount rates applied in the determination of the net present value of the projected cash flows, operating costs, store occupation factors and the market prices of the goods and services traded.

A differentiated discount rate is used for each country in which the Company operates, depending on the related risk. For purposes of the impairment tests, sensitivity tests are carried out for the discount rates applied in the financial projections, in a variation range of 5% to 10%. The above calculation shows that, even if the considered fluctuations are materialized it would not produce eventual impairments.

Acquisition of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the “Netherlands”, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S (Carrefour)

On November 30, 2012, Cencosud S.A. filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing that:

Pursuant to the stock purchase agreement executed between the Company and Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A., a company organized under the laws of France, the Company completed the acquisition of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S., each organized under the laws of Colombia (collectively, the “Acquired Companies”). The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The total purchase price operation was EUR 1,905,005,000 (ThCh$1,171,090,394)

All the expenses related to this transaction have been recorded in the income statements of the company

The Company operates 72 hypermarkets, 16 convenience stores, four local cash & carry format, as well as gas stations. Net sales of the chain in the last twelve months totaled about US$ 2,1 million. It also acquired the premises are located in nine of the ten largest cities in Colombia, becoming the second supermarket operator.

The Company is in the process of determining the fair value measurements of assets and liabilities so the purchase price allocation presented below is preliminary. Accounting to IFRS 3, the Company must conclude this process within one year following the adquisition date.

Assets	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	7,137,486	7,137,486
Other non financial assets, current	—	2,660,494	2,660,494
Trade debtors and other accounts receivables	(1,320,346)	35,728,423	37,048,769
Cuentas por cobrar a entidades relacionadas		74,099	74,099
Inventories	(12,156,243)	97,798,967	109,955,210
Current tax assets	—	1,811,403	1,811,403

Total current assets	(13,476,589)	145,210,872	158,687,461

Non-current assets
Other non financial assets, non current		7,280	7,280
Intangible assets other than goodwill	386,983	7,683,660	7,296,677
Goodwill	(26,618,046)	—	26,618,046
Property, plant and equipment	232,017,809	722,437,171	490,419,362
Investment property	—	23,495,425	23,495,425
Deferred income tax assets	9,047,620	42,201,487	32,253,867

Total non-current assets	215,734,366	795,825,023	580,090,657

Total assets	202,257,777	941,035,895	738,778,118

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	80,314,269	80,314,269
Trade creditors and other Accounts payables	3983,896	184,606,030	180,622,134
Intercompany Accounts payable, current	—	5,220,634	5,220,634
Other short-term provisions	1,565,162	4,368,747	2,803,585
Tax liabilities, current	—	(6,205,038)	(6,205,038)
Employee benefit provisions, current	—	2,788,075	2,788,075
Other non-financial liabilities, current	—	867,040	867,040

Total current liabilities	5,549,058	271,959,757	266,410,699

Non current Liabilities
Other financial liabilities, non-current		9,049,564	9,049,564
Non-current liabilities		14,538,258	14,538,258
Other long term provisions		713,260	713,260
Deferred income tax liabilities	70,844,380	78,388,691	7,544,331

Total non-current liabilities	70,844,380	102,689,773	31,845,413

Total liabilities	76,393,418	374,649,530	298,256,112

Net Equity and liabilities	Final allocation of consideration transferred	Preliminary allocation of consideration transferred
		ThCh$

Paid in Capital		323,596,000
Retained Earnings		78,632,494
Other Reserves		38,293,512

Net equity attributable to equity instrument holders:
Net of controlling entity		440,522,006

Net equity and liabilities		738,778,118

Net Assets	566,386,365
Price Paid	1,171,090,394
Goodwill	604,704,029
Accumulated exchange difference	—
Goodwill as of June 30, 2013	604,704,029

Note 10—Property, plant and equipment

10.1 The composition of this item as of June 30, 2013 and December 31, 2012 is as follows:

	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Construction in progress	264,980,301	277,245,095
Land	780,113,873	793,867,425
Buildings	1,111,434,173	1,105,311,273
Plant and equipment	279,414,635	284,380,910
Information technology equipment	31,134,607	34,893,309
Fixed installations and accessories	393,151,221	391,014,509
Motor vehicles	1,373,439	1,823,082
Leasehold improvements	217,448,224	195,341,364
Other property, plant and equipment	63,012,839	51,868,443

Total	3,142,063,312	3,135,745,410

Property, plant and equipment categories, gross	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Construction in progress	264,980,301	277,245,095
Land	780,113,873	793,867,425
Buildings	1,363,411,425	1,376,970,695
Plant and equipment	615,883,232	606,784,273
Information technology equipment	136,847,597	136,699,180
Fixed installations and accessories	713,826,930	700,190,908
Motor vehicles	6,505,694	6,821,956
Leasehold improvements	256,544,887	232,715,802
Other property, plant and equipment	93,963,557	77,351,951

Total	4,232,077,496	4,208,647,285

	As of
Accumulated depreciation and impairment of property, plant and equipment	June 30, 2013	December 31, 2012
	ThCh$	ThCh$
Buildings	(251,977,252)	(271,659,422)
Plant and equipment	(336,468,597)	(322,403,363)
Information technology equipment	(105,712,990)	(101,805,871)
Fixed installations and accessories	(320,675,709)	(309,176,399)
Motor vehicles	(5,132,255)	(4,998,874)
Leasehold improvements	(39,096,663)	(37,374,438)
Other property, plant and equipment	(30,950,718)	(25,483,508)

Total	(1,090,014,184)	(1,072,901,875

10.2 The following table shows the technical useful lives of assets.

Useful life for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum Life	Maximum Life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

Note 11—Investment properties

11.1 The roll-forward of investment properties at June 30, 2013 and December 31, 2012 is the following:

	As of
Roll-forward of investment properties, net, fair value method	June 31, 201	December 31, 2012
	ThCh$	ThCh$
Investment properties, net, initial value	1,471,343,789	1,310,143,075
Increase due to reappraisal with impact to income	17,503,539	98,633,366
Additions, Investment Properties, Fair Value Method	13,181,905	95,302,864
Transfer to (from) inventory, investment properties, fair value method	—	23,495,425
Transfer to (from) owner-occupied property, investment property, cost model	—	2,494,832
Retirement, investment properties, Fair Value Method	(5,555)	(3,502,154)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(13,823,300)	(55,223,619)

Changes in Investment Properties, Fair Value Method, Total	16,856,589	161,200,714

Investment Properties, Fair Value Method, Final Balance	1,488,200,378	1,471,343,789

11.2 Income and expense from investment properties

	As of June 31,
	2013	2012
	ThCh$	ThCh$
Roll-forward of investment properties, net fair value method
Revenue from investment property leases	93,767,791	69,542,623
Direct expense of operation of investment properties which generate lease revenue	31,876,887	23,422,440
Direct expense of operation of investment properties which do not generate lease revenue	—	—

11.3	As of June 31, 2013, investment properties are not encumbered.

11.4	As of June 31, 2012, there are commitments to acquire investment properties by ThCh$ 30,454,000. (ThCh$ 22,923,474 as of December 31, 2012).

11.5	There are no restrictions on ownership of assets.

11.6	Investment Properties

The Costanera Center project corresponds to assets that have been classified as investment property. At June 31, 2013, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used. At the end of the period the Shopping Mall is in operation and the offices and hotel are under construction

Note 12—Other financial liabilities, current and non-current

The composition of this item as of June 30, 2013 and December 31, 2012 is as follows:

12.1 Types of interest-bearing (accruing) loans

	Balance as of 06/30/2013		Balance as of 12/31/2012
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	338,621,050	499,458,351	954,868,162	531,859,027
Bond debt (2)	76,921,848	1,646,427,073	25,513,254	1,663,382,237
Other loans - leases	5,653,778	22,071,892	5,453,350	25,683,325
Other Financial liabilities (CCS resultasdos)	—	—	—	—
Other Financial liabilities (hedge derivstives)	—	—	—	—
Time deposits (3)	138,735,299	61,370,169	123,248,846	46,883,852
Term savings accounts	1,057,221	—	1,022,988	—
Letters of credit	—	9,710,050	—	10,209,850
Deposits and other demand deposits	3,031,976	—	2,586,949	—
Debt purchase Bretas	—	38,198,955	—	39,250,725
Debt purchase Prezunic	19,331,549	9,442,351	20,236,478	30,718,200
Debt purchase mercantile rodriguez	—	1,938,651	—	1,938,742
Debt purchase Johnson	7,219,976	—	7,216,210	—
Other Financial liabilities - other	26,243,731	—	29,115,522	—

Totals Loans	616,816,428	2,288,617,492	1,169,261,759	2,349,925,958

Financial liabilities at fair value through profit or loss	Balance as of 06/30/2013		Balance as of 12/31/2012
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities (Non-hedging derivatives)	—	—	7,624,595	—

Other financial liabilities (Hedging derivatives) (5)	2,684,751	296,196	2,245,262	9,574,581
Other financial liabilities option

Total financial liabilities (4)	2,684,751	296,196	9,869,857	9,574,581

Total	619,501,179	2,288,913,688	1,179,131,616	2,359,500,539

(1)	Bank loans correspond to loans taken out with banks and financial institutions.
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 2.022 persons, 30 institutional and companies 13. The average maturity of these deposit are 273 days as of June 30, 2013.
(5)	Other financial liabilities includes derivative contracts (cross currency swaps) and the fair value of options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS

12.2 Restrictions.

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require maintenance of:

•	A ratio of consolidated net financial debt to consolidated net worth not exceeding 1.2 to 1;

•	A ratio of consolidated net financial debt to EBITDA (as defined in the relevant credit agreements) for the mot recent four consecutive fiscal quarters prior to each report date of less than 5.25 to 1;

•	Unencumbered assets in an amount equal to at least 120% of total outstanding liabilities;

•	Minimum consolidated assets of at least UF50.5 million; and

•	Minimum consolidated net worth of at least UF28.0 million.

As of June 30, 2013 and December 31, 2012 the Company was in compliance with the aforementioned financial debt covenants.

12.3 Description of transaction and recognition in accounting

On October 17, 2012 Cencosud S.A. and JPMorgan Chase Bank, National Association as administrative agent, JPMorgan securities LLC, acting as global coordinator and J.P. Morgan Securities LLC as Bookrunner and Lead Arranger entered into a Credit Agreement, under the New York Law, USA by US$2,500 million (ThCh$1,199,900,000). On December , 2012, March 13 2013 and March 19, 2013 the Company repaid US$1,000 million, US$1,000 million and US$500 million respectively.

On December 6, 2012 the Company issued a bond pursuant to Rule 144A under the Securities Act by US$1,200 million (ThCh$575,952,000)

Note 13—Provisions and other liabilities

13.1 Provisions

13.1.1 The composition of this item as of June 30, 2013 and December 31, 2012 is as follows:

	Current		Non-current
		As of		As of
Accruals and provision	06/30/2013	12/31/2012	06/30/2013	12/31/2012
	ThCh$	ThCh$	ThCh$	ThCh$
Legal provision	41,438,596	21,070,876	95,544,078	87,514,712
Onerous contracts provision	284,795	1,552,887	21,643,219	23,806,326

Total	41,723,391	22,623,763	117,187,297	111,321,038

13.2 Roll-forward of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	108,585,588	25,359,213	133,944,801
Movements in Provisions:
Additional provisions	31,612,433	—	51,612,433
Increase (decrease) in existing provisions	5,446,424	(3,431,199)	2,015,225
Acquisitions through business combinations	—	—	—
Provision used during the year	(4,139,424)	—	(4,139,424)
Reversal of used provision	(805,414)	—	(20,805,414)
Increase (decrease) in foreign exchange rate	(3,716,933)	—	(3,716,933)

Changes in provisions, total	28,397,086	(3,431,199)	24,965,887

Total provision, final balance as of June 30, 2013	136,982,674	21,928,014	158,910,688

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2012	70,474,920	29,278,002	99,752,922
Movements in Provisions:
Additional provisions	27,863,876	—	27,863,876
Increase (decrease) in existing provisions	20,771,008	(3,918,789)	16,852,219
Acquisitions through business combinations (See note 13)	18,681,710	—	18,681,710
Provision used during the year	(6,397,675)	—	(6,397,675)
Reversal of used provision	(8,938,185)	—	(8,938,185)
Increase (decrease) in foreign exchange rate	(13,870,066)	—	(13,870,066)

Changes in provisions, total	38,110,668	(3,918,789)	34,191,879

Total provision, final balance as of december 31, 2012	108,585,588	25,359,213	133,944,801

As of June 30,2013 the short-term provision includes ThCh$21.068.900 related to the class action lawsuit against the company “Cencosud Administradora de Tarjetas SA” filed in December 2006,, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. The amount has been recognized in the Statements of Integral Income by function as of June 30, 2013, under the line “Other expenses by function”.

Note 14—Equity

14.1 Paid-in capital

As of June 30, 2013, the authorized, subscribed and paid-in capital amounts to ThCh$2,321,380,936.

14.2 Subscribed and paid shares

At the extraordinary shareholders meeting held on June 1, 2012, the shareholders agreed to modify the agreement previously approved at the Cencosud S.A. shareholders meeting held on April 29, 2011, of a capital increase of the Company to be effected through the issuance of 270,000,000 shares. On June 1, 2012, the shareholders also authorized the Board of Directors to offer a portion of these shares in the international capital markets and also authorized the Board of Directors to determine the issuance price of the shares. 27,000,000 of these shares were set aside for option compensations plans for executives.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs), the rest of the 210,507,000 shares were issued in the local market in Chile.

As of June 30, 2013, 321,620,748 shares were subscribed and paid, and an amount of ThCh$769,569,174 was recorded as capital increase and ThCh$49,302,092 as recognized as under price (paid–in surplus).

As of June 30, 2013, the Company’s capital is represented by 2,828,723,963 hares without par value. As of June 30, 2013, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 expired on April 29, 2017 and 33,298,771 shares will expire on november 20, 2017.

14.3 Dividends

For the six-months period ended June 30th, 2013, the Company recognized a provision for dividends amounting to ThCh$ 4,085,716 (ThCh$57,749,049 as December 31,2012) in accordance with the Company’s dividend policy and Chilean Law.

At the ordinary shareholders meeting on April 26, 2013, shareholders approved the payment of a dividend with charge to year 2012 of Ch$20.59906 per share, or an aggregate amount of ThCh$57,749,049 payable on May 15, 2013.

14.4 Changes in ownership interest

The increase (decrease) due to changes in ownership interest without a loss of control presented in the statement of changes in equity reflect the effect of the exchange of shares between Cencosud S.A. and the minority shareholders in connection with the merger of two companies of the Group, which resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

On June 29, 2012, the Company filed an official notice of an essential event, or “Hecho Esencial,” with the SVS, pursuant to Article 9 and second paragraph of Article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing the acquisition by the Company of 38.606% of the capital stock (the “Shares”) of Jumbo Retail Argentina S.A., a company incorporated under the laws of Argentina, from UBS A.G. London Branch, for an amount of US$483,583,333.00.

Note 15—Breakdown of significant results

The items by function from the Statements of Income by Function are described as follows in 15.1, 15.2 and 15.3.

	For the month period ended June 30,
Expenses by nature of income by function	01/01/2013 30/06/2013	01/01/2012 30/06/2012
	ThCh$	ThCh$
Cost of sales	3,571,301,397	3,139,475,073
Distribution cost	11,509,291	9,562,131
Administrative expenses	1,093,828,644	925,226,314
Other expenses by function (*)	100,199,456	75,789,479

Total	4,776,838,788	4,150,052,997

(*)	Mainly includes marketing expenses and ThCh$20,000,000 of litigation provisioning

15.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the month period ended June 30,
Expenses by nature	01/01/2013 30/06/2013	01/01/2012 30/06/2012
	ThCh$	ThCh$
Cost of goods sold	3,458,650,713	3,028,764,410
Other cost of sales	112,650,684	110,710,663
Personnel expenses	642,344,676	554,845,986
Depreciation and amortization	97,390,271	66,529,459
Distribution cost	11,509,291	9,562,131
Other expenses by function(*)	100,199,456	75,789,479
Utilities and other store related expenses	58,178,308	51,711,170
Cleaning	32,910,613	25,034,021
Safety and security	29,823,455	25,494,316
Maintenance	39,592,506	31,957,861
Professional fees	36,542,938	33,439,103
Bags for Customers	16,372,513	14,599,093
Credit card commission	38,303,858	38,407,775
Lease	81,994,609	75,367,802
Other	20,374,897	7,839,728

Total	4,776,838,788	4,150,052,997

(*)	Includes ThCh 20,000,000 of litigation provisioning

15.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the month period ended June 30,
Personnel expenses	01/01/2013 30/06/2013	01/01/2012 30/06/2012
	ThCh$	ThCh$
Salaries	504,056,112	441,573,934
Short-term employee benefits	123,405,057	100,837,747
Termination benefits	14,883,507	12,434,305

Total	642,344,676	554,845,986

15.3 Other (losses) gains

	For the month period ended June 30,
	01/01/2013 30/06/2013	01/01/2012 30/06/2012
	ThCh$	ThCh$
UBS Call Option	—	(16,258,777)
Derivatives Fair value	6,497,802	1,158,599
Insurance Recoveries	2,203,829	—
Sale of property	—	2,110,920
Other Net Gains and Losses	(2,645,946)	4,477,931

Total	6,055,685	(8,511,327)

15.4 Other operating income

	For the six month period ended June 31,
	01/01/2013 30/06/2013	01/01/2012 30/06/2012
	ThCh$	ThCh$
Sell carton & wraps	1,521,544	1,550,699
Recovery of fees	631,211	409,881
Increase from revaluation of investment properties	17,503,539	39,159,740
Other income	4,226,729	801,023

Total	23,883,023	41,921,343

15.5 Financial results

The following is the financial income detailed for the periods ended:

	For the six month period ended June 30,
Financial results	2013	2012
	ThCh$	ThCh$
Financial income	3,811,056	4,688,276

Bank loan expenses	(66,387,449)	(49,486,872)
Bond debt expenses	(44,221,539)	(29,552,863)
Interest on bank loans	(6,530,964)	(5,607,980)
Valuation of financial derivatives, instruments	(10,200,966)	(13,366,155)

Financial expenses	(127,340,918)	(98,013,870)
Results from UF indexed bonds in Chile	(356,503)	(9,841,332)
Results from UF indexed Brazil	(3,283,809)	(3,918,830)
Results from UF indexed other	(3,766)	(268,469)

(Losses) gains from indexation	(3,644,078)	(14,028,631)
Financial debt IFC-ABN Argentina	(2,187,230)	(2,394,291)
Bond debt USA and Peru	(24,341,395)	1,638,630
Financial debt Peru	(3,775,127)	(953,566)
Financial assets and Financial debt -Colombia	100,881	(897,340)

Exchange difference	(30,202,871)	(2,606,567)

Financial results total	(157,376,811)	(109,960,792)

Note 16—Information by segment

The Company reports the information by segment according to IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16.1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement Stores, Department Stores and Financial Services. These segments are the basis on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by management in the control and decision-making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final retail consumers.

The remaining minor activities, including primarly travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other.”

16.2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the nine-month periods ended June 30, 2013 and 2012, is as follows:

Regional information, by segment

Consolidated statement of income for the six month period ended June 30, 2013	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	3,732,721,516	93,607,273	555,806,975	436,097,996	148,112,268	9,940,089	4,976,446,635
Cost of sales	(2,820,860,513)	(11,286,773)	(378,934,851)	(310,283,529)	(47,389,058)	(2,433,166)	(3,571,301,397)

Gross margin	911,861,003	82,320,500	176,872,124	125,814,467	100,723,210	7,506,923	1,405,145,238

Other revenues by function	5,905,893	17,647,261	136,922	80,386	(6,714)	119,275	23,883,023
Sales, general and administrative expenses	(802,934,687)	(20,559,721)	(145,265,265)	(116,746,649)	(69,586,092)	(50,444,977)	(1,205,537,391)
Financial expenses and income, net	—	—	—	—	—	(123,529,862)	(123,529,862)
Participation in profit or loss of equity method associates	108,959	2,660,368	—	—	—	—	2,769,327
Exchange differences	—	—	—	—	—	(30,202,871)	30,202,871)
Losses from indexation	—	—	—	—	—	(3,644,078)	(3,644,078)
Other earnings, net	—	—	—	—	—	6,055,685	6,005,685
Income tax	—	—	—	—	—	(46,287,995)	(46,287,995)
Comprehensive income and expenses from non-controlling interests	—	—	—	—	—	(611,978)	(611,978)

Profit attributable to controlling shareholders	114,941,168	82,068,408	31,743,781	9,195,215	31,130,404	(241,039,878)	28,039,098

Depreciation and amortization	69,567,614	1,167,225	9,602,392	12,131,783	1,931,737	2,898,520	97,390,271

For the six month period ended June 30, 2012
Revenues from ordinary activities	3,236,209,791	69,542,623	513,733,625	395,875,316	144,122,196	7,209,874	4,366,693,425
Cost of sales	(2,435,889,266)	(10,105,189)	(352,411,703)	(285,795,120)	(53,954,570)	(1,319,225)	(3,139,475,073)

Gross margin	800,320,525	59,437,434	161,321,922	110,080,196	90,167,626	5,890,649	1,227,218,352

Other revenues by function	2,373,972	39,198,138	103,656	184,227	55,631	5,719	41,921,343
Sales, general and administrative expenses	(669,625,359)	(13,317,251)	(131,143,908)	(106,184,180)	(51,243,407)	(39,063,819)	(1,010,577,924)
Financial expenses and income, net	—	—	—	—	—	(93,325,594)	(93,325,594)
Participation in profit or loss of equity method associates	67,860	2,173,072	—	—	(974)	—	2,239,958
Exchange differences						(2,606,567)	(2,606,567)
Losses from indexation						(14,028,631)	(14,028,631)
Other earnings, net						(8,511,327)	(8,511,327)
Income tax						(48,751,871)	(48,751,871)
Comprehensive income and expenses from non-controlling interests						(2,995,352)	(2,995,352)

Profit attributable to controlling shareholders	133,136,998	87,491,393	30,281,670	4,080,243	38,978,876	(203,386,793)	90,582,387

Depreciation and amortization	40,711,441	952,272	8,506,017	13,224,727	1,549,357	1,585,645	66,529,459

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

16.3 Gross margin by country and segment

Gross margin by country and segment

For the six month period ended June 30, 2013	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,056,265,770	53,688,261	222,640,308	433,797,953	108,929,758	(462,055)	1,875,020,513
Cost of sales	(794,235,759)	(4,040,432)	(163,222,157)	(308,589,231)	(35,620,238)	(284,626)	(1,306,105,951)

Gross margin	262,030,011	49,647,829	59,418,151	125,208,722	73,309,520	(746,681)	568,914,562

Argentina
Ordinary income, total	850,324,918	31,877,803	312,506,131	—	21,836,588	9,230,976	1,225,776,416
Cost of sales	(597,906,092)	(6,739,689)	(200,251,755)	—	(5,379,509)	(1,653,804)	(811,930,849)

Gross margin	252,418,826	25,138,114	112,254,376	—	16,457,079	7,577,172	413,845,567

Brazil
Ordinary income, total	1,014,483,221	—	—	—	2,265,062	—	1,016,748,283
Cost of sales	(788,474,197)	—	—	—	—	—	(788.474,197)

Gross margin	226,009,024	—	—	—	2,265,062	—	228,274,086

Peru
Ordinary income, total	357,579,694	3,832,275	—	2,300,043	9,616,074	1,171,168	374,499,254
Cost of sales	(274,020,083)	(273,741)	—	(1,694,298)	(6,389,311)	(494,736)	(282,872,169)

Gross margin	83,559,611	3,558,534	—	605,745	3,226,763	676,432	91,627,085

Colombia
Ordinary income, total	454,067,913	4,208,934	20,660,536	—	5,464,786	—	484,402,169
Cost of sales	(366,224,382)	(232,911)	(15,460,938)	—	—	—	(381,918,231)

Gross margin	87,843,531	3,976,023	5,199,598	—	5,464,786	—	102,483,938

For the period ended June 30, 2012	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	959,737,148	35,101,043	196,288,560	395,875,316	115,328,250	1,366,823	1,703,697,140
Cost of sales	(732,072,325)	(2,395,408)	(144,899,585)	(285,795,120)	(43,919,108)	(228,123)	(1,209,309,669)

Gross margin	227,664,823	32,705,635	51,388,975	110,080,196	71,409,142	1,138,700	494,387,471

Argentina
Ordinary income, total	861,579,280	31,051,820	296,064,965	—	21,143,433	5,204,168	1,215,043,666
Cost of sales	(605,678,292)	(7,198,051)	(191,675,563)	—	(5,254,449)	(1,035,163)	(810,841,518)

Gross margin	255,900,988	23,853,769	104,389,402	—	15,888,984	4,169,005	404,202,148

Brazil
Ordinary income, total	1,076,113,325	—	—	—	2,350,261	—	1,078,463,586
Cost of sales	(841,175,247)	—	—	—	—	—	(841,175,247)

Gross margin	234,938,078	—	—	—	2,350,261	—	237,288,339

Peru
Ordinary income, total	338,780,040	3,389,761	—	—	5,300,252	638,881	348,108,934
Cost of sales	(256,963,401)	(511,730)	—	—	(4,781,013)	(55,940)	(262,312,084)

Gross margin	81,816,639	2,878,031	—	—	519,239	582,941	85,796,850

Colombia
Ordinary income, total	—	—	21,380,099	—	—	—	21,380,099
Cost of sales	—	—	(15,836,555)	—	—	—	(15,836,555)

Gross margin	—	—	5,543,544	—	—	—	5,543,544

16.4 Regional information by segment: Non-current assets and current assets

Regional information by segment

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At June 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	43,217,417	43,217,417
Other non-financial assets, non-current	—	—	—	—	—	40,115,859	40,115,859
Trade receivables and other receivables, non-current	11,652,697	—	—	—	134,019,070	1,421,684	147,093,451
Equity method investments	1,004,725	42,172,835	—	—	—	—	43,177,560
Intangible assets other than goodwill	126,560,233	—	—	136,427,526	205,608,697	73,283,671	541,880,127
Goodwill	—	—	—	—	—	1,664,556,033	1,664,556,033
Property, plant and equipment	2,338,635,806	119,746,341	353,072,514	266,333,041	9,073,663	55,201,947	3,142,063,312
Investment property	—	1,488,200,378	—	—	—	—	1,488,200,378
Income tax assets, non current	—	—	—	—	—	18,210,869	18,210,869
Deferred income tax assets	—	—	—	—	—	284,187,337	284,187,337

Total non-current assets	2,477,853,461	1,650,119,554	353,072,514	402,760,567	348,701,430	2,180,194,817	7,412,702,343

At December 31, 2012
Other financial assets, non-current	—	—	—	—	—	41,007,224	41,007,224
Other non-financial assets, non-current	—	—	—	—	—	38,279,832	38,279,832
Trade receivables and other receivables, non-current	12,035,470	—	—	—	128,319,182	1,951,509	142,306,161
Equity method investments	925,203	41,335,198	—	—	—	—	42,260,401
Intangible assets other than goodwill	139,164,365	—	—	136,427,526	205,608,697	63,698,360	544,898,948
Goodwill	—	—	—	—	—	1,718,392,776	1,718,392,776
Property, plant and equipment	2,274,765,539	171,683,777	360,605,164	270,923,216	8,188,321	49,579,393	3,135,745,410
Investment property	—	1,471,343,789	—	—	—	—	1,471,343,789
Income tax asset non current	—	—	—	—	—	4,825,534	4,825,534
Deferred income tax assets	—	—	—	—	—	260,101,987	260,101,987

Total non-current assets	2,426,890,577	1,684,362,764	360,605,164	407,350,742	342,116,200	2,177,836,615	7,399,162,062

Regional information by segment

Regional information by segment Current assets and liabilities at June 30, 2013	supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts receivables and other receivables	358,466,026	28,212,026	56,257,053	23,702,508	544,928,640	310,318	1,011,876,571
current inventory	617,513,207	—	208,192,337	160,072,843	—	—	985,778,387
Trade accounts payable and other payables	1,173,126,198	41,581,925	240,688,218	177,331,217	66,292,205	16,342,694	1,715,362,457

Regional information by segment Current assets and liabilities at December 31, 2012	supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts receivables and other receivables	360,516,572	33,329,057	66,128,123	28,921,744	571,164,524	272,846	1,060,332,866
current inventory	578,000,362	—	195,433,976	141,171,004	—	—	914,605,342
Trade accounts payable and other payables	1,312,849,753	57,574,132	228,748,697	230,855,777	59,734,593	13,818,625	1,903,581,577

16.5 Information by country, assets and liabilities

Assets and liabilities by country

At June 30, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,394,079,484	1,303,802,360	1,414,542,389	890,347,644	1,615,062,364	9,617,834,241
Total liabilities	3,414,090,420	731,924,679	602,648,530	350,735,955	371,104,216	5,470,503,800

Long lived assets by country

16.6 Cash Flow by Segment

At December 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,454,315,307	1,266,718,615	1,397,406,576	895,260,292	1,707,872,453	9,721,573,243
Total liabilities	4,184,663,160	704,020,139	664,303,965	355,619,741	400,754,494	6,309,361,499

Long lived assets by country

At June 30, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,716,996	6,491,001	—	1,900,582	7,280	40,115,859
Trade receivables and other receivables	123,660,185	11,876,815	11,556,451	—	—	147,093,451
Equity Method investments	42,172,835	206,410	—	798,315	—	43,177,560
Intangible assets other than goodwill	363,600,113	2,487,228	71,825,908	97,523,327	6,443,551	541,880,127
Goodwill	246,271,648	4,465,094	567,595,716	241,519,544	604,704,031	1,664,556,033
Property Plant and Equipment	1,253,010,142	446,164,193	372,236,224	317,388,089	753,264,664	3,142,063,312
Investment Property	1,111,526,292	225,070,362	—	120,880,619	30,723,105	1,488,200,378
Income tax assets, non current	12,299,670	788,710	—	—	5,122,489	18,210,869

Long lived assets—Total	3,184,257,881	697,549,813	1,023,214,299	780,010,476	1,400,265,120	7,085,297,589

At December 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,814,006	6,458,266	—	—	7,560	38,279,832
Trade receivables and other receivables	118,852,275	11,518,280	9,894,674	2,040,932	—	142,306,161
Equity Method investments	41,335,198	207,360	—	717,843	—	42,260,401
Intangible assets other than goodwill	364,347,068	2,710,169	68,122,032	101,138,070	8,581,609	544,898,948
Goodwill	246,271,648	4,543,137	586,438,275	249,078,613	632,061,103	1,718,392,776
Property Plant and Equipment	1,239,830,418	461,852,383	327,480,746	311,768,451	794,813,412	3,135,745,410
Investment Property	1,076,383,068	233,206,607	—	129,920,885	31,833,229	1,471,343,789
Income tax assets, non current	3,372,209	749,322	—	—	704,003	4,825,534

Long lived assets—Total	3,122,205,890	721,245,524	991,935,727	794,664,794	1,468,000,916	7,098,052,851

Regional information by segment Consolidated Segment Flows at June 30, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	58,705,319	22,297,163	2,273,139	25,498,563	7,167,434	(39,847,366)	76,094,252
Net cash flows from (used in) investing activities	(148,978,501)	(37,665,231)	(10,752,752)	(7,631,535)	(13,940,842)	35,028,776	(183,940,085)
Net cash flows from (used in) financing activities	1,869,417	24,224,348	(687,365)	(38,620,942)	(8,045,947)	5,632,578	(15,627,911)

Regional information by segment Consolidated Segment Flows at June 30, 2012	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	46,953,388	61,878,299	6,804,859	23,782,626	38,108,883	(33,527,836)	144,000,219
Net cash flows from (used in) investing activities	(519,622,143)	(105,209,586)	(18,810,285)	(26,532,321)	(3,369,958)	(5,472,459)	(679,016,752)
Net cash flows from (used in) financing activities	425,266,381	47,630,167	12,186,202	11,601,729	(41,786,135)	40,850,338	495,748,682

16.7 Regional Information, including intersegments is as follows:

	For the six month period ended June 30, 2013
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customers
	ThCh$	ThCh$	ThCh$
Supermarkets	3,732,721,516	—	3,732,721,516
Shopping	149,212,,778	55,605,505	93,607,273
Home Improvement	560,944,238	5,137,263	555,806,975
Department stores	436,258,514	—	436,258,514
Financial Services	148,112,268	—	148,112,089
Others	9,940,089	—	9,940,089

Total	5,037,189,403	60,742,768	4,976,446,635

	For the month period ended June 30, 2012
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	3,236,209,791	—	3,236,209,791
Shopping	113,087,835	43,545,212	69,542,623
Home Improvement	517,599,270	3,865,645	513,733,625
Department stores	395,875,316	—	395,875,316
Financial Services	144,122,196	—	144,122,196
Others	7,209,874	—	7,209,874

TOTAL	4,414,104,282	47,410,857	4,366,693,425

Note 17—Restrictions, contingencies, legal proceedings and other matters

•	The subsidiary Cencosud S.A. (Argentina) guaranteed deposits received from concessionaires with rights over real state. The pledged assets are mortgaged real estate assets as of June 30, 2013 and as of December 31, 2012 of ThCh$3,603,450 and ThCh$3,622,226, respectively.

•	On April 15, 2013, the subsidiary “Cencosud SA Administradora de Tarjetas” has started a mediation process with the National Consumer Service in order to analyze the collection of the monthly management commission made by the company to cardholders whose cards have been blocked to normal use by Cencosud.

Such mediation is in force, and the fundamentals that will generate an agreement are examined by the parties, based on the regulations and contracts. As of June 30, 2013, no liability was recorded by Cencosud for this contingent consideration

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of period end. The amounts of these claims are covered by a civil liability insurance policy.

•	A civil lawsuit was filed against the indirectly owned subsidiary GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe in Brazil, which is awaiting an initial court ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by a separate decision issued through a public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, and the absence of sufficient information.

•	A class action suit was also filed against the indirectly owned subsidiary G Barbosa Comercial (Brazil) filed by “The Retail and Service Establishment Employees Union, Paulo Afonso and the Region,” based on the alleged violation of a clause in the Collective Bargaining Agreement that prohibits stores in this region from operating on Sundays after 1:00 pm. The request for payment of fines to the union has been confirmed in the first and second instance rulings and is awaiting decision on an appeal.

There is no evidence that could support a reasonable estimate of the amount in question, given the extreme difficulty of determining the number of employees allegedly affected by the work schedule at that time.

Contingencies and legal proceedings disclosed above are deemed to be of a remote outcome.

Note 18—Stock options

As of June 30, 2013, the Company has a share-based compensation plan for executives of Cencosud S.A. and affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives	Stock options granted to key executives
Nature of the agreement	Incentive plan of permanence - Stock	Incentive plan of performance - Stock
Date issued	1/1/2010	1/1/2010
Shares granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$1,750	Ch$1,750
Fair value at grant date	Ch$1,766.8	Ch$1,766.8
Expected term (in years)	3.3	3.3
Condition to stock options

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad, as the case may be, without any interruption in his or her employment relationship.

b) From the date of signing of the employment contract and until the grant date of shares, the Executive has not committed any serious breach of his or her employment duties, as determined at the Company’s sole discretion.

The grant of these shares is subject to the condition precedent that EBITDA for the year ended December 31, 2012 (defined as the consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes, excluding the variation of adjustment unit and change by revaluation of investment properties) increases 100% or more based on EBITDA for the year ended December 31, 2009 (equivalent to ThCh$ 403,210,000). EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the employment contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company. The board has approved a change to the performance incentive plan, as described below.

Agreement	Stock options granted to key executives	Stock options granted to key executives
Payment	Cash	Cash
Data entry options pricing model used for stock options granted during the period weighted average price of shares used	Ch$1,766.8	Ch$1,766.8
Exercise price	Ch$1,750	Ch$1,750
Expected volatility	16.0%	16.0%
Expected term (in years)	3.3	3.3
Risk free interest	4.7%	4.7%
Expected dividends	0%	0%
Anticipated % of executives leaving the plan (granted date)	10%	10%
Fair value of the instrument at grant date	Ch$331.87	Ch$331.87

	Numbers of shares
Stock options granted to key executives	June 30, 2013	December 31, 2012
1) Outstanding as of the beginning of the period	18,443,792	22,717,830
2) Granted during the period	3,733,894	303,250
3) Forfeited during the period	(245,884)	(4,577,288)
4) Exercised during the period	21,931,802	—
5) Expired at the end of the period	—	—
6) Outstanding at the end of the period	—	18,443,792
7) Vested and expected to vest at the end of the period	—	18,443,792
8) Eligible for exercise at the end of the period	—	250

Stock options-Impact on Statement of Income by function for the nine-month periods ended June 30, 2012 and 2013:

	2013	2012
	ThCh$	ThCh$
Impact on the Statement of Income by function	2,607,998	1,148,782

The Board has approved a change to the performance incentive plan, changing the condition of exercise in accordance with the EBITDA increase percentage actually achieved. It was also agreed to postpone the deadline for exercising the stock option plans until April 22, 2013.

Additionally, the Board delegated to its Chairman the possibility of providing additional options to the aforementioned performance incentive plan to certain key executives under the condition that they not exceed the limit of number of shares approved by the Shareholders dated April 25, 2008 for this purposes.

The number of options exercised as of April 22,2013 is 21,931,802.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

Note 19—Subsequent events

Issuance of Shares:

In Directors meeting dated July 26,2013 was approved a new compensation plan based on options to executives The shares that will be used for this new plan are shares reserved for incentive programs for executives coming from the capital increases approved by the Shareholders Meeting dated November 20, 2012

Between the date of issuance of these consolidated financial statements and the date at which the consolidated financial statements were available to be issued, there are no events that may significantly affect the consolidated financial statements.